Via Facsimile and U.S. Mail
Mail Stop 4720

May 28, 2009

Mr. Philip A. Johnston
Chairman
Novogen Limited
140 Wicks Road
North Ryde, New South Wales 2113,
AUSTRALIA

Re: Novogen Limited
Form 20-F for the Year Ended June 30, 2008
Filed December 5, 2008
File No. 000-29962

Dear Mr. Johnston:

We have completed our review of your annual report on Form 20-F and have no
further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Martina A. Brosnahan, Esq. *(via facsimile to 212.309.6001)*